BB 3/17

04015770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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CM 3/22

MAR 0 3 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLER BUCKFIRE LEWIS YING & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 PARK AVE
(No. and Street)

NEW YORK (City) NY (State) 10177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL ELPERN 212-895-1840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAHONEY COHEN & COMPANY
(Name – *if individual, state last, first, middle name*)

1065 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL ELPERN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLER BUCKFIRE LEWIS YING & CO., LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

HAROLD A. NEU
Notary Public, State of New York
No. 02NE5089029
Qualified in New York County
Commission Expires Aug. 28, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLER BUCKFIRE LEWIS YING & CO., LLC

Report Pursuant to Rule 17a-5(d) of the
Securities and Exchange Commission

December 31, 2003

(PUBLIC DOCUMENT)

MILLER BUCKFIRE LEWIS YING & CO., LLC

Index

MAHONEY COHEN & COMPANY, CPA, P.C.

INDEPENDENT AUDITOR'S REPORT

To the Member of
Miller Buckfire Lewis Ying & Co., LLC

We have audited the accompanying statement of financial condition of Miller Buckfire Lewis Ying & Co., LLC as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of Miller Buckfire Lewis Ying & Co., LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
January 23, 2004

1065 AVENUE OF THE AMERICAS NEW YORK, NY 10018 TEL 212 790-5700 FAX 212 398-0267 WWW.MAHONEYCOHEN.COM

MILLER BUCKFIRE LEWIS YING & CO., LLC
Statement of Financial Condition
December 31, 2003

ASSETS

Current assets:	
Cash and cash equivalents	$ 14,198,269
Accounts receivable	1,708,067
Prepaid expenses and other	100,862
Total current assets	16,007,198
Property and equipment, net	939,241
Restricted cash (Note 8)	867,649
Other assets	73,244
	$ 17,887,332

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable	$ 45,470
Income tax payable	713,000
Deferred revenue	4,440,726
Accrued expenses and other liabilities	626
Total liabilities	5,199,822
Commitments and contingencies (Note 8)	
Member's capital	12,687,510
	$ 17,887,332

See accompanying notes.

Note 1 - Nature of Business

Miller Buckfire Lewis Ying & Co., LLC (the "Company") was organized in Delaware on April 30, 2002, and through a merger with RPI Securities, Inc., an existing inactive Delaware corporation, the Company became a registered broker-dealer with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission. The Company is a wholly-owned subsidiary of MBL Advisory Group, LLC (the "Member"). The Company is engaged in the business of providing restructuring and financial advisory advice and related services to distressed companies or enterprises. The Company does not hold funds or securities for, nor owe funds or securities to, any of its customers.

Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee.

The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (a) the written consent of the Member, (b) the resignation, expulsion, bankruptcy or dissolution of the Member, or (c) the entry of a decree of judicial dissolution.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by accelerated methods over the assets' estimated lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the lease terms or the assets' useful lives.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

A limited liability company is not a tax paying entity at the corporate level. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes. The Company is subject to a New York City Unincorporated Business tax.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Note 3 - Concentration of Credit Risk

Cash

The Company maintains a cash balance at a bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. To date, the Company has not experienced any losses on such amounts.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, reasonably short collection terms and geographic dispersion of revenue. Credit losses have been within management's expectations.

Note 4 - Property and Equipment

Property and equipment consists of:

Leasehold improvements	$ 379,418
Furniture and fixtures	257,827
Computer equipment	329,093
Software	49,079
	1,015,417
Less: Accumulated depreciation and amortization	76,176
	$ 939,241

Note 5 - 401(k) Plan

The Company sponsors a 401(k) defined contribution plan covering all employees. Employer contributions are discretionary.

Note 6 - Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k(2)(A) in that the Company carries no margin accounts, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003, the Company had net capital of $8,844,634 which exceeded the minimum requirement of $346,655 by $8,497,979. The Company's ratio of aggregate indebtedness to net capital was .59 to 1.

Note 8 - Commitments and Contingencies

Operating Leases

The Company rents office space in New York under operating leases expiring in various years through July 2014. The future minimum lease payments are as follows:

Year Ending December 31,	
2004	$ 927,000
2005	927,000
2006	956,000
2007	968,000
2008	952,000
Thereafter	4,553,000
	$ 9,283,000

Note 8 - Commitments and Contingencies (Continued)

Administrative Services Agreement

The Company had an administrative services agreement with an entity which had a profit-sharing interest in the Company's parent. Under the terms of the agreement, the related party provided support services and equipment to the Company. This agreement was terminated as of June 2003.

Management Services Agreement

The Company has a management services agreement with a third party. Under the terms of the agreement, the third party is to provide desktop publishing, equipment and office services-type functions to the Company through March 2005. Future minimum payments required under the agreement are as follows:

Year Ending December 31,	
2004	$ 562,000
2005	140,000
	$ 702,000

Employment Agreements

The Company has employment agreements with certain employees that require payments of $9,200,000 in the aggregate for the year ending December 31, 2004.

Letters of Credit

The Company was contingently liable for irrevocable standby letters of credit to its landlord for approximately $868,000, secured by cash.

SUPPLEMENTARY INFORMATION

MILLER BUCKFIRE LEWIS YING & CO., LLC
(Supplementary Information)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2003

Net capital	
Total member's capital	$ 12,687,510
Deductions:	
A. Restricted cash	867,649
B. Accounts receivable	1,708,067
C. Prepaid expenses and other	100,862
D. Property and equipment, net	939,241
E. Other assets	73,244
Total deductions	3,689,063
Net capital before haircuts on securities	8,998,447
Haircuts on securities	
A. Money market funds	153,813
Net capital	$ 8,844,634
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 45,470
Income tax payable	713,000
Deferred revenue	4,440,726
Accrued expenses and other liabilities	626
Total aggregate indebtedness	$ 5,199,822
Computation of basic net capital requirement	
Minimum net capital required	$ 346,655
Excess net capital at 1,500 percent	$ 8,497,979
Excess net capital at 1,000 percent	$ 8,324,652
Ratio: Aggregate indebtedness to net capital	.59 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.